SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number: 000-30540
GIGAMEDIA LIMITED
207 Tiding Blvd — Section 2
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F  ☑                    Form 40-F  ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes  ☐                    No  ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-                    .)
GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
1.	GigaMedia to Bring Megahit Luna Online to China (attached hereto as Exhibit 99.1)

2.	GigaMedia 4Q and Full-Year 2008 Financial Results (attached hereto as Exhibit 99.2)

3.	GigaMedia Confirms 4Q Net Income In-Line with Market Expectations (attached hereto as Exhibit 99.3)

Signatures
EX-99.1
EX-99.2
EX-99.3

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited (Registrant)
Date: April 6, 2009	By: /s/ Thomas T. Hui
(Signature)
Name: Thomas T. Hui
Title: President and Chief Operating Officer